

25002991

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-68739

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bayridge Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
350 Bush Street, 9th Floor

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kareem Jaber	**415-248-2218**	**kjaber@btig.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

555 Mission Street, Suite 1400	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kareem Jaber</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Bayridge Securities, LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

*See Attached Jurat Certificate

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of March , 20 25 , by Kareem Jaber

_____ ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MARIA MONICA HAMILTON
Notary Public - California
San Francisco County
Commission # 2403042
My Comm. Expires May 4, 2026

(Seal)   Signature

Deloitte.

Deloitte & Touche LLP
555 Mission Street,
San Francisco, CA 94105
USA

Tel: 1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Condor Trading Board and Managing Member of Bayridge Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bayridge Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 28, 2025

We have served as the Company's auditor since 2024.

Bayridge Securities, LLC
Statement of Financial Condition
As of December 31, 2024

Assets

Cash and cash equivalents	$	87,406
Receivables from clearing broker		11,743
Other assets		7,203
Total assets	$	106,352

Liabilities and Member's Equity

Liabilities		
Accounts payable and other accrued expenses	$	34,430
Total liabilities		34,430
Member's equity		71,922
Total liabilities and member's equity	$	106,352

See notes to the financial statements

1. **Nature of Business**

    Bayridge Securities, LLC (the "Company") is a wholly owned subsidiary of Condor Trading, LP (the "Parent"). The Company was formed in October 2010, but did not commence operations until 2011. The Company received approval to operate and conduct business as a broker dealer in September 2011, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In prior year(s), the Company's operations consisted primarily of providing placement agent services to publicly traded companies. There were no such types of services provided in the year ending December 31, 2024. The Company does not carry securities accounts for its customers.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation — The financial statements are expressed in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates — The preparation of the Company's financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and these differences could be material.

    Cash and Cash Equivalents — The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

    Going Concern — The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company's ability to continue its operations and to meet its capital requirements is dependent on financial support from the Parent. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern. In response to these conditions Condor Trading, LP has represented their intent and ability to provide the Company with the necessary funding to enable the Company to meet its obligations as they become due and to continue as a going concern for at least one year following the date the financial statements are issued. As a result, the Company has concluded that management's plans are probable of being achieved to alleviate substantial doubt about the Company's ability to continue as a going concern.

    Income Taxes — As a single member limited liability company, the Company is disregarded as an entity separate from its owner. All of the Company's income and losses are reportable by the member. Because the income or loss of the Company is passed through to and the resulting tax consequences are borne by its member the Company does not record a provision for income taxes and has no uncertain tax positions.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Rule requires the Company to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

At December 31, 2024, the Company's net capital was $64,719, which was $59,719 in excess of its minimum requirement of $5,000, pursuant to the requirements of the Rule. The Company's aggregate indebtedness to net capital ratio was 0.53 to 1.

4. **Receivables From Clearing Broker**

Receivables from the Company's clearing broker, Goldman Sachs Execution and Clearing L.P., ("Clearing Broker"), is pursuant to the clearance agreement in effect. At December 31, 2024, the Company's receivables from its Clearing Broker is $11,743, and is entirely maintained as a clearing deposit.

5. **Financial Instruments Subject to Off-Balance Sheet Risk, Credit Risk, or Market Risk**

The Company is exposed to credit risk from other brokers, dealers, and financial institutions with which it transacts business, in the event, that, and to the extent that, such counterparties do not fulfill their obligations.

For the year ended December 31, 2024, the Company did not record any losses with respect to off-balance sheet items.

6. **Concentration of Credit Risk**

The majority of the Company's cash and cash equivalents are held at a single financial institution in a non-interest bearing account. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's management does not believe the credit risk associated with its cash and cash equivalents is significant due to the financial stability of the financial institution.

7. **Related-Party Transactions**

In 2011, the Company entered into an expense sharing and personnel allocation agreement (the "Agreement") as amended from time to time with the Parent and its affiliated broker dealer, BTIG, LLC ("BTIG"). The Parent or BTIG purchases fixed assets, pays operating expenses or allocates personnel costs to the Company. There are no payables to affiliates on December 31, 2024.

Notes to Financial Statements
As of December 31, 2024

8. **Subsequent Events**

The Company has evaluated subsequent transactions and events after the balance sheet date through March 28, 2025, the date these financial statements were issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.